

SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE



SUPPL
SEC MAIL
PROCESSING
RECEIVED
FEB 02 2005
WASH. D.C.
213
SECTION

February 1, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549



05005515

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Sincerely,

SULTAN MINERALS INC.

Shannon Ross
Corporate Secretary & CFO

Enclosure

United States Sec Filing
February 1, 2005

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Receives Exchange Acceptance of Amended Jersey Claim Group Option Agreement, British Columbia – dated January 12, 2005.
2. Sultan Minerals Inc. Announces Plans for Diamond Drilling at Manitoba Nickel Project – dated January 25, 2005.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 12, 2005

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN RECEIVES EXCHANGE ACCEPTANCE OF AMENDED JERSEY CLAIM GROUP OPTION AGREEMENT, BRITISH COLUMBIA

Sultan Minerals Inc. (SUL-TSX-V) ("**Sultan**") is pleased to announce that the TSX Venture Exchange has accepted an Amending Agreement dated October 20, 2004, between Lloyd Addie and Robert Bourdon (collectively, the "Optionors") and Sultan, to amend an existing Option Agreement between the two parties dated for reference October 20, 1993, as previously amended October 20, 2000, for the Jersey Claim Group (the "Property"). The Optionors have granted Sultan a four year-extension to commence royalty payments in the amount of $50,000 (total of $200,000 over four-years) for a one-time share payment of 200,000 common shares of Sultan and an additional one-year extension if Sultan files one year's assessment work on the Optionors' Crazy Fox property located near Little Fort, BC.

The original Jersey Claim Group consists of 28 Crown Granted mineral claims, four 2-post claims and 80 mineral units. The property has been expanded by staking and optioning additional ground and now consists of 47 crown granted mineral claims, 60 two-post claims and 278 mineral units in 15 four-post claims.

The Jersey mine was the largest lead-zinc producer in the Kootenay Mountains and the Emerald Mine was the second largest tungsten mine in Canada. The mines were closed in 1973 due to low metal prices. Sultan Minerals has recently discovered additional untested zinc, tungsten and molybdenum targets on the property. If base metal prices remain strong over the next year Sultan will raise the funds necessary to investigate these targets.

All shares issued pursuant to this transaction have a four-month hold period expiring April 21, 2005. There were no securities issued as bonuses, finder's fees or commission in connection with this transaction.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 25, 2004

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

Sultan Minerals Inc. Announces Plans for Diamond Drilling at Manitoba Nickel Project

Sultan Minerals Inc. (SUL-TSX-V), Cream Minerals Ltd. (CMA-TSX-V) and ValGold Resources Ltd. (VAL-TSX-V) (the "Optionees") are pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that diamond drilling is scheduled to commence in mid-February on their joint Stephens Lake nickel property in Manitoba. The drill program, to be carried out by Boart Longyear Drilling Services, is expected to be completed by the end of March. The program will involve a minimum of 1,000 metres of NQ diamond drilling on four high-priority airborne geophysical targets on the 170,000-hectare property. Two additional targets involving a minimum of 500 metres of NQ core will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold Resources Ltd.

The 75 kilometre long Stephens Lake Property is situated 100 kilometres east of the community of Gillam, Manitoba and overlies a stratigraphic package believed to be an extension of the Thompson Nickel Belt. **The Thompson Nickel Belt held by Inco is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes at an estimated grade of greater than 2.0% nickel equivalent.** The Stephens Lake property is held jointly by Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. and is under option to BHP Billiton Diamonds Inc. whereby BHP Billiton may acquire an initial 51% interest and ultimately a 70% interest in the property (see News Releases of February 9, 2004 and April 19, 2004).

In March, 2004 BHP Billiton flew a large airborne magnetics survey over the property in order to identify potential ultra-mafic targets. Several bodies of interest were defined during the aeromagnetic survey. In June, 2004 the magnetic targets were followed up with a VTEM helicopter electromagnetic survey to search for targets that might host conductive nickel-sulphide mineralization. The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is commonly both magnetic and conductive, this package of rocks was considered a prime exploration candidate for these metals. The targets chosen for diamond drill testing were selected along this trend where structural complexities and more intense geophysical responses were apparent.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geol.
President

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell - Email: IR@langmining.com
Robin Merrifield - Email: info@sultanminerals.com